10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012
People’s Republic of China

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH “[***]” IN THE LETTER FILED VIA EDGAR.

November 22, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Response dated September 29, 2023 File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

This letter sets forth the responses of Tuya Inc. (the “Company”) to the comments (the “Comments”) contained in a letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 16, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

1.	You indicated in response to prior comment 2 that the Company has maintained significant “cash amounts” for its “working capital needs.” Your response to prior comment 4 further states that, as of September 30, 2023, short-term deposits were approximately 82.2% of the Company’s total assets on a consolidated basis and that such short-term deposits “resulted from the Company’s recent IPO.”

●	Please provide further analysis as to how the Company’s significant holdings in “short-term deposits,” which carry maturity dates of up to one year, are consistent with the statement that you maintain significant “cash amounts” for “working capital needs,” particularly in light of the availability of more liquid investments.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

01

At the time of its U.S. IPO in March 2021 (of American Depositary Shares (“ADS”), the Company was able to raise substantial capital of approximately USD904.7 million, largely attributable to the prevailing high valuations of cloud-based PaaS/SaaS firms, software firms, cloud infrastructure firms and firms with the business model of development platforms, particularly within the cloud development platform model in the internet-of-things (“IoT”) sector. The Company initially used the capital raised in its U.S. IPO to execute its plans for business growth and geographic expansion. In fact, following its U.S. IPO, the Company's revenues increased approximately 145% in the first half of 2021 due to its unique product and strong market demand compared to the same period in the prior year, and the significant growth in the Company’s business was accompanied by substantial expansions in both personnel1 and operational scale. In the third quarter of 2021, right before the start of the downward cycle of the global economy discussed below, the Company's total number of employees achieved a peak of approximately 3,800, marking an increase of nearly 68% compared to the 2,258 employees as of December 31, 2020 prior to the U.S. IPO. The capital raised in its U.S. IPO was critical for the Company’s growth in 2021, as such high-speed growth required extensive expenditures.2

However, in 2022 and 2023, macroeconomic and industry-specific factors, including a global microchip shortage, rising shipping costs, supply chain disruptions, rising global inflation, the Russia-Ukraine conflict, the ongoing impact of COVID-19, and reduced discretionary consumer spending on IoT devices, led to declining purchases of the Company’s services and products. This caused the Company to shift its operations from rapid expansion of its products and services in IoT devices and application scenarios to a more conservative approach, and as such, the deployment of cash became more gradual and cautious than anticipated at the time of the U.S. IPO. Cash items were shifted into slightly longer term instruments (e.g., bank time deposits with one year or less but more than three months of maturity) (which is a general and common way to hold on to such funds in the PRC) to preserve their value in the face of increasing inflation pending future development in the Company’s business, given the longer time horizon for the expected use of cash.3

1 As noted below, as of September 30, 2023, the Company had approximately [***] employees, of which only 4 employees are responsible for managing the Company’s investment securities and short-term deposits.

2 The Company notes that for the years ended December 31, 2021 and 2022, USD126.1 million and USD70.7 million, respectively, were spent on operating activities. Additionally, total operating expenses of USD311.4 million and USD257.6 million, respectively, were incurred for the years ended December 31, 2021 and December 31, 2022, primarily due to employee related costs, purchases of technical and professional services, as well as research and development activities and sales and marketing activities (including branding and promotion activities).

3 In addition, since September 2021, the Company has repurchased approximately USD115 million in ADS, which also shows that the Company has not been unnecessarily retaining cash.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

02

Due to the Company’s effective implementation of core strategies such as key customer focus and improved cost efficiency, the Company’s total revenue [***] in the third quarter of 2023 since the year-over-year decline began in the first quarter of 2022 noted above due to the headwinds discussed above. The Company has also maintained a steady and rising trend in gross margin levels from 41.1% in the first quarter of 2022 to [***] in the third quarter of 2023. Total operating expenses, net, excluding share-based compensation (since it is a non-cash item), have shown an overall declining trend over the last eight quarters. The loss from operations, excluding share-based compensation and without interest income, has been consistently narrowing from a negative USD37.8 million in the first quarter of 2022 to a [***] in the third quarter of 2023. Notably, the Company first achieved profitability on a non-GAAP basis (by excluding share-based compensation) in the second quarter of 2023 and [***]. Moving forward, the Company is committed to continuously striving for stable and robust operations, and [***].

As of September 30, 2023, the Company continued to hold short-term deposits4 for working capital needs.5 Bank short-term deposits are the most suitable tool for balancing risk, liquidity and value preservation.6 First, such deposits are backed by the creditworthiness of reputable banks, providing a very high level of security for the principal that far exceeds many other instruments. All of the Company’s bank time deposits are held in highly reputable, stable, and highly rated banks including the Bank of China Limited, Agricultural Bank of China Limited, China Merchants Bank Co. Ltd. and China Construction Bank Corporation. The vast majority of the Company's time deposits are held in the Hong Kong accounts of Bank of China and Agricultural Bank of China. According to "The Banker" magazine's "Top 1000 World Banks" list of 2023, ranked by tier one capital, Agricultural Bank of China and Bank of China are ranked third and fourth globally, respectively.7 The international rating agency Fitch Ratings has assigned them the highest short-term default rating of F1+ with an outlook of “stable”, which is on par with the United States' sovereign credit rating and equivalent to the AAA credit rating of U.S. money market funds.8 Furthermore, China Construction Bank is ranked second globally in the same list and has also been awarded an F1+ rating, and China Merchants Bank is ranked eleventh in the same list and has been awarded an F1 rating, which is one of the highest credit ratings.9

4 For clarity, the Company refers to all time deposits with remaining maturities of 12 months or less as short-term deposits.

5 The Company, through Tuya (HK) Limited, will also maintain a certain amount of long-term deposits with remaining maturities greater than 12 months to meet its long-term operational needs and plans. During the middle of 2023 to the first half of August 2023, the Company deposited a portion of its cash into bank time deposits with remaining maturities greater than 12 months (i.e., 1 year to 3 years) to preserve their value for such future operating related use. This is because, [***]. As of September 30, 2023, long-term deposits recorded as long-term investments in the Company’s balance sheet totaled to [***]. The Company treats such long-term investments as investment securities for purposes of the 40% Test. Additionally, one of the Company’s subsidiaries, [***] also holds time deposits with remaining maturities greater than 12 months. Such time deposits are transferable and can accrue interest corresponding to the period of time that they are held, even if not held to maturity. As such, their liquidity is effectively equivalent to cash and the Company has the ability to retrieve cash on demand from these time deposits for operating use, such as annual employee bonus payments in the first quarter of 2024. For purposes of the 40% Test, the Company still treats such time deposits as investment securities.

6 As discussed further below in response to the fourth bullet of Comment 1, the Company's daily business operations require maintaining a substantial amount of cash for turnover every week (which can be tens of millions of dollars during peak periods). Although the Company plans and estimates high-level capital requirements in the tens or hundreds of millions of dollars based on its quarterly and annual operating scale, there is no need for the Company to maintain hundreds of millions of dollars in actual cash at all times and thus the Company generally seeks to preserve the value of the excess funds by holding them in short-term deposits as discussed herein.

7 See Barbara Pianese, Top 1000 Word Banks 2023, The Banker, July 4, 2023, https://www.thebanker.com/Rankings-data/Top-1000/.

8 See Fitch Ratings: Agricultural Bank of China Limited, https://www.fitchratings.com/entity/agricultural-bank-of-china-limited-80360377 (last visited Nov. 16, 2023); Fitch Ratings: Bank of China Limited, https://www.fitchratings.com/entity/bank-of-china-limited-80361325 (last visited Nov. 16, 2023); and Fitch Ratings: United States, https://www.fitchratings.com/entity/united-states-of-america-80442210 (last visited Nov. 16, 2023).

9 See Fitch Ratings: China Construction Bank Corporation, https://www.fitchratings.com/entity/china-construction-bank-corporation-80360433 (last visited Nov. 16, 2023) and Fitch Ratings: China Merchants Bank Co. Ltd., https://www.fitchratings.com/entity/china-merchants-bank-co-ltd-80360436 (last visited Nov. 16, 2023).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

03

Additionally, the short-term deposits can be converted into current deposits by withdrawing the full principal amount at any time to pay off liabilities or other operational expenses.10 Thus, despite being longer-term on its face than certain other cash items, the Company believes that these short-term deposits provide sufficient liquidity for the Company’s operating business needs.11

●	Please provide further analysis addressing the impact of the Company’s significant holdings in “short-term deposits” on the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947).

The Company respectfully submits the analysis below with respect to the impact of the Company’s holdings in short-term deposits on the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company is primarily engaged in IoT related product and service offerings, including Platform-as-a-Service and Software-as-a-Service, based on a purpose-built cloud development platform, as well as cloud-based value-added services (collectively, “IoT Business”), and is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”12 Applying such factors to the Company, it is clear that the Company is primarily engaged in the IoT Business, and not in the business of investing, reinvesting or trading in securities despite its significant holdings in short-term deposits:

10 Converting such short-term deposits prior to maturity, however, may result in receiving the accrued interest at a much lower demand deposit interest rate instead of the higher interest rate otherwise payable under the certificates of deposits.

11 Additionally, due to the potential fluctuation in the yield of certain other instruments with greater potential liquidity, such as money market funds, the Company believed that such holdings could have implications on the Company’s financial statements that could potentially distract investors when reviewing such information. Given that, the Company believed that short-term deposits did not implicate such an issue, and therefore were a more appropriate choice for holding its cash amounts for working capital needs than money market funds.

12 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

04

1)	The Company is primarily engaged in the business of providing IoT related products and services. The Company provides a cloud platform that connects a range of devices via the IoT. The development of the Company’s business supports the historical development factor, as it has been primarily engaged in the business of providing IoT related products and services since its establishment in 2014 and the Company does not expect to change its primary business in the future. Following its establishment, the Company first developed its IoT cloud development platform in May 2015, and as of September 30, 2023, the Company’s IoT cloud development platform has accumulated [***] registered developers from over 200 countries and regions cumulatively serving more than 7,600 customers. Additionally, smart devices powered by the Company are available in approximately 120,000 stores worldwide. Since its establishment, the Company has continued to focus on optimizing its existing platform and incubating various applications in the IoT cloud development platform field.

In growing its IoT business, the Company has dedicated significant resources to creating new technology, which has resulted in numerous successful technological developments. For example, the Company uses its funds to enhance its IoT cloud technologies and infrastructure, including its: Thing Technology Platform, which provides strong basic IoT capabilities such as cloud computing, digital twins and AI-based algorithms, to allow the Company’s products to be used for more innovated use cases; Business Technology Platform, which lays the necessary technology groundwork to provide customers with more diversified IoT capabilities in ways that better suit their specific needs and preferences; and Application Enabling Platform, which offers developer-friendly, low-code and no-code environments so that developers can more quickly and cost-effectively create, customize or integrate systems and functionality for their specific needs. These innovative technologies have been critical to the Company’s success, building high commercial barriers and first mover advantages, and will continue to support the Company's long-term development. Additionally, by 2023 the Company had registered approximately 478 patents, 1,005 trademarks, 145 copyrights and 127 domain names globally. As a leading company in the field, the Company is an active participant in many industry alliances and partnerships, such as being a member of the board of directors of the Connectivity Standards Alliance (the management institution of Matter, a worldwide IoT connectivity protocol), being a member of the ioXt Alliance (creator of global IoT security standards and one of the fastest growing IoT security certification bodies) and being a member of the China Household Electrical Appliances Association, to take the lead in formulating IoT device industry standards.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

05

In developing its business, the Company has historically maintained significant cash amounts required for its working capital needs, which the Company has generally held as cash in bank demand deposits and short-term bank time deposits maturing in one year or less. As further discussed above, due to macroeconomic and industry-specific factors, the Company has recently shifted a large portion of cash items into instruments treated as short-term investments (i.e., time deposits with one year or less of maturity) as well as certain time deposits with remaining maturities of greater than 12 months (which the Company considers long-term deposits) to better align its cash amounts with its current and long-term working capital needs. The Company also holds small amounts of long-term and short-term equity and debt securities which, as further discussed in our response dated September 29, 2023 (the “September Response”), the Company has treated as investment securities for purposes of the analysis under Section 3(a)(1)(C) set out in the September Response.13 In addition, as further discussed in the September Response, the amount of the Company’s long-term and short-term equity and debt securities is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C).

Thus, the Company’s historical development has not focused on investing, reinvesting or trading in securities, but instead has been marked by a significant growth in the Company’s IoT Business and the Company’s recent management of an adverse economic environment (as discussed above). As such, the holdings of short-term deposits do not negatively impact the historical development factor. To the contrary, the Company’s short-term deposits support the historical development factor, because they represent the cash that the Company raised in its U.S. IPO to conduct its operating business, 14 as well as the cash generated by its operating activities15. The fact that the Company’s use of cash has slowed due to economic conditions does not change the fact that the cash was raised for, and is expected to be used for, the purpose of deploying it in the Company’s operating business.

2)	In terms of the public representation factor, since the Company’s establishment in 2014, the Company has consistently described itself as the provider of IoT cloud software solutions. For example, the Company’s press releases typically refer to the Company as “a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart.”

13 The Company has made these investments for strategic, synergistic and industry development purposes, as the Company believes that such companies will have a positive impact on the IoT supply chain and industry overall.

14 As noted in the “Use of Proceeds” section of the March 12, 2021 registration statement, the Company plans to use such proceeds (and has used some of the proceeds already), for among other things, “research and development,” “investment in technology infrastructure, marketing and branding, and other capital expenditures” and for “other general corporate purposes.”

15 Please see further discussion of the Company’s main sources of funding below under the third bullet point in the response to Comment 1.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

06

Additionally, as disclosed in the Company’s global offering prospectus in Hong Kong and its F-3 registration statement, according to China Insight Consultancy, a global commercial research and consulting firm, the Company ranked first with a market share of 14.9% in the global market of IoT Platform-as-a-Service for smart home and smart business in terms of revenue in 2021, and was the largest IoT Platform-as-a-Service provider in the global market in terms of volume of smart devices powered in 2021.

The Company has never represented that it is involved in any business other than the development and operation of IoT cloud software solutions. The Company has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of providing IoT related products and services as described above.

Furthermore, the Company has consistently emphasized its operating results, and has never emphasized either its cash management income, or the possibility of significant appreciation from its cash management activities, as a material factor in its business or future growth. For example, the Company’s earnings press release for the second quarter of 2023 merely states that the Company’s cash and cash equivalents, and short-term investments were “sufficient to meet its current liquidity and working capital needs.”16 In addition, investors and the investment media outlets do not evaluate the Company based on its cash management or investment activities, and as such, do not discuss the holdings of short-term deposits. Instead, research reports and analyses of the Company focus on its financial results from its ongoing operations and the development of its business in the IoT cloud development platform field. Additionally, such analyst/research reports focus on the development of the Company’s IoT cloud development platform and compare the Company’s performance to that of other IoT cloud companies (including Amazon AWS, Google Cloud, Haier, Xiaomi and Alibaba Cloud).17 The Company’s holdings of short-term deposits thus does not affect this factor.

16 The Company notes that although not emphasized as a material factor in its future business growth, interest income from short-term deposits is mentioned in certain press releases when providing information on the difference between operating losses and net losses for regular disclosure purposes. Additionally, in certain presentation slides, the Company notes the amount of interest income that comes from “well-implemented treasury management strategies on the [Company’s] cash and deposits….” Such statements are not emphasized and are discussed once in one section of the Company’s earnings release. There are many other reports and releases that do not mention such deposits or related interest income. As such, the Company does not believe such minimal and brief mentions impact this factor, as they are standard statements and the overall reports and releases do not emphasize such short-term deposits or related interest income.

17 For example, a Morgan Stanley research report was entitled “Tuya Inc.; Iot Cloud Pioneer; Initiate OW,” and includes the following headline “We see a high ceiling for the IoT cloud market and a deep moat for Tuya’s global leading position. We like its developer-focused model and vibrant ecosystem.” Morgan Stanley Research Foundation, Tuya Inc. IoT Cloud Pioneer; Initiate at OW (Apr. 12, 2021). Additionally, a Goldman Sachs research report was entitled “Tuya (TUYA): IoT enabler to expand in verticals; Initiate at Neutral,” and begins its “Investment Thesis” section by stating that “Tuya is an IoT technology company providing IoT PaaS solutions (81% of 2022E revenues) which help device manufacturers build IoT-enabled smart devices with computing and communication hardware as well as data platforms to collect and analyze the data generated from the devices. The company also generates revenue from its high margin SaaS solutions business (10% of 2022E sales), which helps IoT device users manage their devices.” Goldman Sachs China Technology: Software, Tuya (TUYA): IoT enabler to expand in verticals; Initiate at Neutral (Apr. 18, 2022). Further, a report from CCIC was entitled “Tuya Inc.: Cost reductions, efficiency enhancements are effective, adjusted net profit turns around for first time.” The report discusses operating trends to watch, as well as value-added services and private cloud projects, in addition to software as a service. CCIC Equity Research, Tuya Inc.: Cost reductions, efficiency enhancement are effective; adjusted net profit turns around for first time (Aug. 27, 2023). None of these reports include discussions of large time deposits or interest income, nor do updated reports from both Goldman Sachs and Morgan Stanley.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

07

3)	The allocation of the Company’s officers’ and directors’ time supports the activities factor. All of the Company’s most senior executive officers and directors generally spend approximately 99.6% of their time on general corporate matters and the development and management of the Company’s IoT cloud software solutions business, and approximately 0.4% of their time on matters related to the Company’s investment securities and short-term deposits.

From the Company’s U.S. IPO in 2021 until the third quarter of 2023, except for the Chief Finance Officer (“CFO”) of the Company, the Company has two employees in the finance department, namely the Finance Director and Treasury Manager, responsible for cash/fund management (including short-term deposits). Additionally, there are two employees in the investment department in charge of investment securities (other than short-term deposits). In August, one employee from the investment department left the Company. The Company did not require a new separate employee as a replacement to support the management of such investment securities, since, at this stage, the investments generally only require post-investment financial management. As such, the post-investment work is temporarily being undertaken by the Finance Director with the assistance of an Investment Associate. As such, the Company has a total of four employees (including the CFO, who ultimately supervises the other three employees) that are dedicated to managing cash and deposits (including short-term deposits) and investment securities, even though the objectives and management mechanisms of these two aspects are entirely separate.

Thus, as of September 30, 2023, the Company had approximately [***] employees, of which 4 employees are responsible for managing the Company’s investment securities and short-term deposits. As such, approximately 99.7% of the Company’s employees are dedicated to the Company’s operating business and general support services for the corporate group, and approximately 0.3% of the Company’s employees are responsible for managing the Company’s investment securities and short-term deposits. As such, the Company does not believe that the holdings of short-term deposits impact this factor.18

18 Additionally, please see further information below under the fourth bullet point in the response to Comment 1.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

08

4)	In terms of the assets factor, as discussed in detail in the September Response, the Company is not an investment company under the assets test under Section 3(a)(1)(C). The Company’s holdings of short-term deposits do not impact this analysis because the short-term deposits are cash items. Even if such short-term deposits were treated as securities, reasonable investors would view the Company “as an operating company rather than a competitor with a closed-end mutual fund,” given consideration of the other factors discussed herein.[19] Indeed, no reasonable investor would invest in the Company simply to gain exposure to its short-term deposits when such an investor could acquire short-term deposits directly or invest in a money market fund with daily liquidity. Rather, as stated above, the Company’s holdings of short-term deposits reaffirm that the Company’s primary engagement is in the IoT Business as the cash underlying such short-term deposits was acquired for use in the IoT Business (or generated by such business), continues to be used in such business and is expected ultimately to be deployed in that business. Thus, the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

5)	In terms of the sources of the Company’s present income, the Company’s net loss of approximately [***] for the four fiscal quarters ended September 30, 2023 combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately [***], large cost of revenue of [***] and operating expenses of approximately [***]. For that period, interest income amounting to approximately [***] was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less[20] (which, as discussed in our September Response, the Company treats as cash items for purposes of the 40% Test (as defined below)). The only potential investment income or loss of the Company for that time period was interest and investment income of approximately [***] from long-term deposits and investment loss in the amount of [***] related to the Company’s short-term and long-term equity and debt securities, representing 0.5% of the Company’s net loss for that time period. Additionally, even if short-term deposits were treated as investment securities, the Company would have investment income of approximately [***]. Such amounts are clearly outweighed by the large amounts of operating revenues for that period and, thus, the primary contributors to the Company’s net loss also demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities. As such, the significant holdings of short-term deposits do not impact this factor.

19 See Nat’l Presto.

20 We note that a portion of this interest income is classified by the Company as “investment income” for accounting purposes, as such income relates to the Company’s short-term bank time deposits that mature in greater than three months but less than one year. For the four fiscal quarters ended September 30, 2023 combined, interest income amounting to approximately [***] was attributable to cash items such as bank demand deposits; and interest income and investment income amounting to approximately [***] was attributable to short-term bank time deposits maturing in one year or less. Additionally, for the four fiscal quarters ended September 30, 2023 combined, interest and investment income amounting to approximately [***] was attributable to long-term time deposits maturing in greater than twelve months.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

09

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The fact that the Company holds significant amounts of short-term deposits in anticipation of working capital needs does not change the analysis under the Tonopah Mining factors, which demonstrate that the Company is not primarily engaged in the business of investing, reinvesting or trading in securities. Rather, the factors demonstrate that the Company is primarily engaged in the IoT Business, and is not an investment company under Section 3(a)(1)(A).

●	Please provide further explanation as to how the Company’s significant holdings in “short-term deposits” relate to the Company’s IPO, which occurred over two and half years ago (in March 2021).

The Company has two main sources of funding: (i) funds raised through its U.S. IPO; and (ii) its operating cash flow. At the time of its U.S. IPO, the Company was able to raise approximately USD904.7 million. However, during the years 2021 and 2022, the Company’s net cash used in operating activities amounted to USD126.1 million and USD70.7 million, respectively (although, through the first nine months of 2023, the Company has seen [***] due to a series of initiatives undertaken by the Company to navigate the headwinds over these last two years).21

As such, the Company’s holdings in short-term deposits arose significantly from the Company’s U.S. IPO and, as further discussed above in the first and second bullet points of the responses to Comment 1, the Company’s deployment of the U.S. IPO proceeds has been slowed due to macroeconomic and industry-specific factors that have impacted the Company’s business and strategy since the second half of 2021. Since the Company has now achieved profitability on a non-GAAP basis, moving forward, the Company is committed to continuously striving for stable and robust operations, and [***].

●	Please provide further explanation regarding the activities of the officers and directors of the Company and its subsidiaries in connection with short-term deposits. We note, for example, that you indicate “only 2 employees are responsible for managing Tuya’s investment securities.” Tell us whether these figures were recalculated under the assumption that “short-term deposits” are not cash items as requested in the prior comments. More broadly, given the Company’s significant holdings of short-term deposits, provide additional detail about the management of “short-term deposits” by the Company and its subsidiaries.

21 These initiatives include preserving cash and becoming profitable to secure long-term business development. As such, as any operating company facing adverse economic conditions would do, the Company has made efforts during the last two years to be more focused and more efficient by reducing headcount, reorganizing teams and resources and reducing expenditures, in addition to other efforts. Additionally, total operating expenses of USD311.4 million and USD257.6 million, respectively, were incurred for the years ended December 31, 2021 and December 31, 2022, primarily due to employee related costs, purchases of technical and professional services, as well as research and development activities and sales and marketing activities (including branding and promotion activities).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

As previously discussed above, 4 employees are responsible for managing the Company’s investment securities and short-term deposits.22 Since the Company’s U.S. IPO in March 2021, the Company’s treasury division of the finance department manages its cash/funds, while the investment department manages its equity investments separately. In the treasury division of the finance department of the Company, there is a Treasury Manager. Her responsibilities include managing the Company's and its subsidiaries’ daily working capital planning and turnover, handling and maintaining bank account operations (such as processing payments through online banking), compiling ledgers, and more. The Treasury Manager is responsible for managing the Company’s bank deposits and proposing to management as to whether they should be held as demand deposits or short-term deposits, as well as planning longer-term deposits for any longer-term projects or plans. Her work is further reviewed, verified, and approved by her direct supervisor, the Company’s Finance Director during daily operations. The Finance Director also oversees a broader range of financial management tasks beyond just the treasury functions. Further, the Finance Director reports the execution plan to the Company’s CFO for approval or makes further adjustments based on the CFO’s requirements. Once a month, the CFO works with the Finance Director and Treasury Manager to discuss, review, and plan the upcoming treasury arrangements, including plans for short-term deposits.

The Company takes the safety of its cash/funds seriously. As such, the Company has implemented a governance policy for cash/fund management. In May 2021, the Board of Directors of the Company approved a “Treasury Management Policy” aimed at enhancing the management of the Company’s cash and working capital. This policy establishes clear guidelines and sets parameters, responsibilities, and controls for cash/fund management, adhering to stringent requirements. The policy's key objectives include: (1) ensuring the safety and preservation of funds; and (2) matching portfolio maturities and duration to approximately mirror anticipated liquidity requirements and working capital needs. The cash/funds management is executed by the finance department (as described above), which is further overseen by the Chief Financial Officer at the management level.

22 The Company would like to clarify and update the information regarding the number of employees responsible for managing investment securities if short-term deposits were considered investment securities. As of June 30, 2023, the Company had two employees managing investment securities (other than short-term deposits), two employees managing cash and deposits (including short-term deposits) and the CFO overseeing both sets of activities. The Company, however, determined that it did not require two separate employees to manage such investment securities, because, at this stage, they generally only require post-investment financial management. Therefore, as of September 30, 2023, there are four employees (including the CFO) managing investment securities, cash and deposits (including short-term deposits) overall.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

The Company’s investment securities are handled by its investment department, which previously consisted of one Investment Director (who left the Company in August 2023) and one Investment Associate, with oversight from the CFO. Unlike the Company’s fund/cash management, equity investments, due to their riskiness and strategic nature, are subject to stricter management and higher-level approval requirements, and are handled outside of the Treasury Management Policy. For instance, any potential single equity investment exceeding a certain threshold (for example, [***]) must be submitted to the Board for final review and approval, while those below such threshold are presented by the investment department to management for approval. Since the Company’s U.S. IPO in March 2021, the Company has made a limited number of equity investments in terms of quantity and amount, all in companies related to the IoT industry, including in areas such as IoT chips, solutions, and hardware products. The purpose of these investments is not to seek investment returns, but rather to invest in leading companies that the Company believes can provide synergies with its business or promote the IoT industry. These decisions are centered around the Company's own IoT business objectives.

The Company did not require a new separate employee as a replacement for the Investment Director to support the management of such investment securities, since, at this stage, the investments generally only require post-investment financial management. As such, the post-investment work is temporarily being undertaken by the Finance Director, with assistance from the Investment Associate and oversight from the CFO. Given the limited scale of investments and the strict management of investments for synergy and business purposes, the Company does not require a large team for investment and management. Additionally, the Company does not use any external investment advisers to assist with managing cash, deposits or other investment securities.

The Company's daily business operations require maintaining a certain scale of cash for turnover every week (which can be tens of millions of dollars during peak periods). Although the Company plans and estimates high-level capital requirements in the tens or hundreds of millions of dollars based on its quarterly and annual operating scale, there is no need for the Company to maintain hundreds of millions of dollars in cash at all times. The Company generally manages its cash to meet its daily operating budget needs, as well as longer-term business operation needs, including, but not limited to further hiring of employees, acquisition of operational long-term assets such as land use rights and office buildings. The Company deposits its cash in bank deposits based on the reputation of banks, from the perspective of preserving the principal amount of the deposit, and takes into account its long-term relationships with such banks, among other factors, in making such determinations. The Company also considers its liquidity needs in determining where to deposit its cash; for instance, short-term deposits must be readily accessible to meet the Company’s unexpected large expenditure requirements. The Company does not place deposits based on any shareholder, partner, or external demands, expectations or requirements. Instead, all of the Company’s short-term deposits are made with a focus on security and the liquidity needs of the Company's day-to-day operating business.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

2.	We note footnote 13 in response to prior comment 2 states that “[i]f short-term deposits…were treated as investment securities, certain of the Significant Subsidiaries, as well as Tuya Smart, the VIE and the other subsidiaries of the Company would have income derived from investment securities.” Please provide further details and analysis regarding the sources of present income for the Company’s subsidiaries assuming that short-term deposits were treated as “investment securities.”

The Company respectfully submits the analysis below with respect to the sources of present income for the Company’s subsidiaries (as of September 30, 2023) that hold short-term deposits (which are [***], [***], [***], [***] and [***]) assuming that short-term deposits were treated as investment securities. 23

[***]24,25

3.	In response to prior comment 3, you indicate that certain subsidiaries of the Company are not investment companies under Section 3(b)(1) of the Investment Company Act of 1940 (the “Investment Company Act”). Please advise as to whether any such subsidiaries have received a legal opinion of counsel that the Company is not an investment company under Section 3(b)(1) of the Investment Company Act. If so, advise if you are willing to provide such opinions of counsel.

The Company respectfully submits that it receives advice from U.S. counsel for U.S. securities law matters. However, because the Company wishes to preserve privilege with respect to any discussions or communications that the Company may have had with such U.S. counsel, the Company is not able to discuss the substance of such advice. If the staff would find it useful, the Company’s U.S. counsel, Davis Polk, would be able to prepare an analysis to explain in writing to the staff, on behalf of the Company, its opinion regarding Section 3(b)(1).

4.	We note in response to prior comment 3, you state that “at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of: (i) direct equity interests in and/or loans to Tuya Market, Tuya (HK) and Tuya Global, its majority-owned subsidiaries and (ii) loans to Tuya HK Subs (as defined below), its direct or indirect wholly-owned subsidiaries. Each of Tuya Market, Tuya (HK), Tuya Global and each Tuya HK Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because each such subsidiary is primarily engaged in the business of providing IoT related products and services and, as discussed in section B below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.” However, section B of the response indicates that certain direct and indirect subsidiaries of the Company own “short-term deposits” and investment securities having a value exceeding 40 percent of such subsidiary’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (such subsidiaries, “Potential IC Subsidiaries”). Please provide an updated detailed legal analysis regarding whether the Company meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act, assuming that securities issued by Potential IC Subsidiaries, including notes or other securities issued in connection with intercompany loans, are “investment securities” under Section 3(a)(2) of the Investment Company Act.

23 As [***], [***], and [***] do not hold such short-term deposits as of September 30, 2023, the below discussion does not include such subsidiaries. As of September 30, 2023, [***] does hold “Other Long-term Equity Investments.” [***].

24 [***]

25 See discussion below in response to Comment 4 with respect to Tuya (HK) Limited’s investment company analysis under Section 3(b)(1).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Assuming that securities issued by Potential IC Subsidiaries, including notes or other securities issued in connection with intercompany loans, are investment securities under Section 3(a)(2) of the Investment Company Act, the Company would likely meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act, although, as discussed in the second bullet of the response to Comment 1 above, it would be exempt under Section 3(b)(1).

Under Section 3(a)(1)(C) of the Investment Company Act, an entity generally will be deemed to be an “investment company” if: (a) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading securities and (b) it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”).26 On an unconsolidated basis, as of June 30, 2023 and September 30, 2023, [***]. Accordingly, the Company would not pass the 40% Test if Tuya (HK) Limited is not a qualifying majority-owned subsidiary. Under the assumption that short-term deposits are investment securities, Tuya (HK) Limited would not pass the 40% Test (and therefore, would not be a qualifying majority-owned subsidiary) because, on an unconsolidated basis, as of June 30, 2023 and September 30, 2023, [***]. For the reasons discussed in the Company’s prior responses, we believe that these short-term deposits are cash items, and that therefore, Tuya (HK) Limited does pass the 40% Test. Nonetheless, even if short-term deposits are not treated as cash items, Tuya (HK) Limited is not an investment company under Section 3(b)(1) of the Investment Company Act, based on the Tonopah Mining factors discussed below. As such, even if short-term deposits are not treated as cash items, Tuya (HK) Limited is a qualifying majority-owned subsidiary of the Company, and the Company’s interests in Tuya (HK) Limited are not investment securities for purposes of the 40% Test.

26 The Company does not believe that it or the Potential IC Subsidiaries are engaged in the business of investing, reinvesting, owning, holding or trading in securities, but for purposes of this discussion, the Company has assumed that the Company and the Potential IC Subsidiaries would be investment companies under Section 3(a)(1)(C) if they do not pass the 40% Test.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

As applied to Tuya (HK) Limited, the Tonopah Mining factors demonstrate that, like the Company, it is primarily engaged in the business of providing IoT products and services, and not investing, reinvesting or trading in securities. Tuya (HK) Limited was established in 2014 primarily as a holding company for a majority of the Company’s indirect wholly-owned subsidiaries that operate the Company’s IoT platform business in the PRC and globally outside the United States. As the holding company for the Company’s main operating subsidiaries, Tuya (HK) Limited’s business activities include negotiating vendor contracts with suppliers globally, and entering into sales contracts in connection with the export of the Company’s products and services. Like the Company, Tuya (HK) Limited has been primarily engaged in the business of providing IoT related products and services since its establishment, and does not expect to change its primary business in the future. Tuya (HK) Limited’s primary business focus on IoT Business development activities and the provision of IoT related products and services was not altered during the economic downturn in 2022 and 2023 described in our response to Comment 1 above. As the revenues of its operating subsidiaries grow, the Company expects that Tuya (HK) Limited’s business activities will focus on expanding the scale of their operations, as it did in 2021. Thus, the historical development of Tuya (HK) Limited supports the historical development factor because it has been primarily engaged in the IoT Business since its establishment, and has not been engaged in investing, reinvesting or trading in securities.

In terms of the public representation factor, the Company generally does not separately describe its subsidiaries individually, but rather represents its group of companies as operating as a whole. Thus, the public representation factor with respect to Tuya (HK) Limited is similar to the discussion above regarding the Company and public representations of its primary business as the provider of an IoT development platform that offers IoT related products and services. The Company has never represented that Tuya (HK) Limited is involved in any business other than the development and operation of IoT Business. Furthermore, the Company has consistently emphasized the operating results of its group companies, and has never emphasized either cash management income, or the possibility of significant appreciation from cash management activities, as a material factor in its or Tuya (HK) Limited’s business or future growth. As further demonstrated by the analyst reports discussed above in (2) of the response to the second bullet of Comment 1 above27, the Company, together with Tuya (HK) Limited and its other subsidiaries, is not perceived to be an investment company.

The activities factor with respect to Tuya (HK) Limited is similar to the discussion above regarding the Company and the allocation of its employees’, officers’ and directors’ time.28 Tuya (HK) Limited’s sole director is also a director of the Company, and manages the business of Tuya (HK) Limited and its operating subsidiaries as an integral part of the Company’s overall operations in the PRC and globally, as discussed above. The most senior executive officers, directors and employees of Tuya (HK) Limited generally spend approximately 99.6% or more of their time on general corporate matters and the development and management of the IoT Business, and approximately 0.4% of their time on matters related to short-term deposits and/or investment securities, which supports the activities factor.

27 See footnote 17 above.

28 Please see (3) of the response to the second bullet of Comment 1 above.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

In terms of the assets factor, as discussed in detail in response to Comment 3 of the September Response, Tuya (HK) Limited is not deemed to be an investment company under Section 3(a)(1)(C). Tuya (HK) Limited’s holdings of short-term deposits do not impact this analysis because the short-term deposits are cash items. If such short-term deposits were treated as securities, on an unconsolidated basis, as of September 30, 2023, approximately [***] of the value of Tuya (HK)’s total assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items) consists of short-term deposits. Although Tuya (HK) may not pass the 40% Test if short-term deposits are considered investment securities, reasonable investors would view Tuya (HK) Limited “as an operating company rather than a competitor with a closed-end mutual fund,”29 given the Company’s significant operations, its public representations and how it is perceived by the research analysts30. No reasonable investor would invest in Tuya (HK) Limited simply to gain exposure to its short-term deposits when such an investor could acquire short-term deposits directly or invest in a money market fund with daily liquidity. Indeed, Tuya (HK) Limited’s holdings of short-term deposits reaffirms that Tuya (HK) Limited’s primary engagement is in the IoT Business as the cash underlying such short-term deposits was acquired for use in the IoT Business (or generated by such business), continues to be used in such business and is expected ultimately to be deployed in that business. Thus, the composition of Tuya (HK)’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities. Additionally, please see attached Appendix A for further information regarding the assets of Tuya (HK) Limited.

The sources of Tuya (HK) Limited’s net income also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.31 Tuya (HK) Limited does not have any investment or interest income related to investment securities, with the exception of a small amount of accrued interest from long-term deposits (as discussed in the response to Comment 2 above). All other investment income and interest income of Tuya (HK) Limited relates to demand deposits and time deposits maturing in one year or less. If short-term deposits were not considered cash items, and as such were treated as investment securities, Tuya (HK) Limited would have further income derived from investment securities, but such deposits are held for working capital purposes in support of the IoT Business. Moreover, on a consolidated basis, Tuya (HK) Limited’s interest income from short-term deposits is greatly outweighed by its operating revenues and expenses.32 As such, for the reasons discussed above, “no investor would perceive such a firm as a substitute for a closed-end mutual fund; its stock returns would continue to depend on its operating profits and losses.”33 Thus, the primary contributors to Tuya (HK) Limited’s net income demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.34

29 See Nat’l Presto.

30 See footnote 17 above.

31 See response to Comment 2 above.

32 See response to Comment 2 above.

33 See Nat’l Presto.

34 Please see (5) of the response to the second bullet of Comment 1 above.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

As noted above, no one Tonopah Mining factor is determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”35 As discussed above, and as demonstrated by the research coverage of the Company that focuses on its operating business, reasonable investors would not view Tuya (HK) Limited as a mutual fund, as opposed to an operating company. As such, under the guidance provided in Tonopah Mining and Nat’l Presto, Tuya (HK) Limited is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company under Section 3(b)(1).

5.	With regards to section C in your response to prior comment 3, describing categories of assets on Appendix A:

●	Please provide further factual and legal analysis regarding whether assets categorized as “Notes Receivables” are investment securities. Note that Reves v. Ernst & Young, 494 U.S. 56 (1990) addresses the definition of “security” under section 3(a)(10) of the Securities Exchange Act of 1934.

The Company believes that such notes receivable are not securities for purposes of the Investment Company Act and that the conclusion is supported by Reves, even though it addressed the definition of “security” under the Securities Exchange Act of 1934 (the "Exchange Act”).36

Notes receivable represent the amount due to the Company (or its subsidiaries) under bill acceptances it has received as part of its operating business. The Company (or its subsidiaries) generally receives bill acceptances when it sells goods or services to customers and, instead of paying in cash, the customers instruct their bank to issue a bill acceptance, or the customer transfers a bill acceptance which they have previously received from third parties, to the Company (or its subsidiaries), which represents an obligation of the bank to pay the amount due on a certain maturity date, which is generally twelve months or less from issuance. The Company’s (or subsidiaries’) bill acceptances arise only from goods and services sold by the Company (or its subsidiaries); the Company and its subsidiaries do not purchase bill acceptances from other companies. The notes receivables thus represent regular and ordinary course entitlements to receive payment for sales of goods or provision of services by the Company (or its subsidiaries) to its customers and do not arise in an investment context.

35 Nat’l Presto (citing Tonopah Mining).

36 Additionally, even if the notes receivables were investment securities, they would not materially alter the Investment Company Act analyses previously provided to the staff due to the small amount of such assets.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

While notes in some cases may be a security,37 here they are not. The U.S. Supreme Court has stated that “notes are used in a variety of settings, not all of which involve investments[,]”38 recognizing that notes issued in a commercial or consumer context are typically not securities for purposes of the securities laws. The Court cites with approval that:

[a] majority of the Courts of Appeals that have considered the issue have adopted, in varying forms, ‘investment versus commercial’ approaches that distinguish, on the basis of all of the circumstances surrounding the transactions, notes issued in an investment context (which are ‘securities’) from notes issued in a commercial or consumer context (which are not).39

Indeed, the Court in Reves specifically stated that a note “which simply formalizes an open-account debt incurred in the ordinary course of business” is “not properly viewed as a ‘security’” for purposes of the securities laws.40 The Company’s (or subsidiaries’) notes receivable would fall squarely within this category, as they represent notes issued in respect of open-account debts owed by customers for goods sold and services rendered in the ordinary course of the Company’s (or subsidiaries’) business. As such, in accordance with the Court’s guidance in Reves, the notes receivable are not “securities” under Section 2(a)(36), and therefore are not investment securities under Section 3(a)(2) of the Investment Company Act.

Although Reves addresses the definition of “security” under Section 3(a)(10) of the Exchange Act, the Company believes that the same analysis should also apply here with respect to the Investment Company Act. Although the definition of “security” under the Securities Act of 1933 (the “Securities Act”) and the Exchange Act differ slightly, they are treated in the same manner by federal courts.41 Similarly, the definition of “security” in the Investment Company Act is also nearly identical to that of the Securities Act and Exchange Act,42 and as such should be treated in the same manner. For example, the D.C. Circuit in Banner looked to SEC v. W.J. Howey Co., 328 U.S. 293 (1946) under the Securities Act to interpret the Investment Company Act. In discussing the test in Howey, the court in Banner noted that:

37 “Security” is defined as any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘‘security’’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.” See Investment Company Act Section 2(a)(36).

38 Reves v. Ernst & Young, 494 U.S. 56 (1990).

39 Id. at 63.

40 Id. at 65.

41 See SEC v. Edwards, 540 U.S. 389, 393 (2004) (citing Reves).

42 See SEC v. Banner Fund Int’l, 211 F.3d 602, 614 (D.C. Cir. 2000).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

“Howey arose under the 1933 Act. Because the definition of ‘security’ is ‘virtually identical’ in the 1934 Act, the Supreme Court has held that ‘the coverage of the two Acts may be considered the same.’ Reves (citation omitted). Inasmuch as the definition of "security" in the [Investment Company] Act…is in turn virtually identical to the cognate definitions in the two earlier Acts, we hold that the elements of Howey are also applicable to the 1940 Act.”43

While Banner was specifically discussing the application of Howey to the Investment Company Act, it also stands for the broader proposition that because the definitions of a security under the Securities Act, Exchange Act and Investment Company Act are substantially similar, they should be interpreted consistently.

The Company acknowledges that in a series of no-action letters, the Staff has taken the position that the analysis of whether an asset is a security under the Securities Act or Exchange Act is not the same analysis under the Investment Company Act.44 However, the facts in such no-action letters can be distinguished because unlike the Company’s holdings of notes receivables here, the investments under scrutiny in the no-action letters were purchased by investment vehicles, banking entities or companies that are “in the business of investing in such notes,”45 and do not have a separate operating business unrelated to making investments.46 The notes receivable in the Company’s case are solely acquired as payment for the provision of goods or services by the Company to its customers, providing customers with flexible payment options as part of the Company’s operating business. Further demonstrating that they are part of an operating business and not an investing business, the notes receivable do not pay interest and solely evidence a payment due to the Company.

●	Section C discusses a category of assets as “Other Equity Instrument Investments.” Please tell us what the corresponding category is in Appendix A for this item.

43 See Banner at 614.

44 See Bank of America Canada, SEC No-Action Letter (Pub. Avail. Jul. 25, 1983); Harrell International, Inc., SEC No-Action Letter (Pub. Avail. May 24, 1989); Putnam Diversified Premium Income Trust, SEC No-Action Letter (Pub. Avail. Jul. 10, 1989); Gins Capital Corporation, SEC No-Action Letter (Pub. Avail. Aug. 16, 1985).

45 See Bank of America Canada.

46 For example, in Putnam and Gins, both companies at issue were actual investment companies holding themselves out as being in the business of investing, reinvesting or trading in securities. The Company does not hold itself out as such. Further, in Harrell, the company had ceased its operating business and its only business related to managing its notes receivable. Here, the Company has a robust operating business.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

The Company respectfully submits that the “Other Equity Instrument Investments” referred to in Section C of the September Response corresponds to “Other Long-term Equity Investments” in Appendix A.

●	Please provide a further description of the assets categorized as “Amounts due from the Company’s Intergroup Companies. For example, describe whether and how such arrangements are documented, the financial terms of such arrangements and the purposes for entering into such arrangements.

“Amounts due from the Company’s Intergroup Companies” relate to: (i) goods sold or services rendered in the ordinary course of the Company’s business; or (ii) arrangements among the Company’s majority-owned subsidiaries for centralized management of cash needs in daily business operations.47 The receivables in (i) above originate from goods sold or services rendered.48 The receivables in (ii) above originate from direct funding arrangements among the subsidiary companies within the group. Each subsidiary operates collectively with the parent company as a whole, with distinct roles and functions, participating in the overall business arrangement rather than operating as independent entities. Therefore, the non-independently operating subsidiary companies rely on the allocation and support of group-wide resources, such as cash, to carry out their day-to-day operations. The Company’s funding primarily originates from the Company’s U.S. IPO financing and are predominantly held at Tuya (HK) for unified allocation and management, and not for investment purposes.

When a Company subsidiary has funding requirements, Tuya (HK) or other subsidiaries, for example, with surplus funds transfer funds to such subsidiary without specifying repayment terms. Such arrangements may also consider factors like the currency of the funding requirement, the timing of transfers, and the usage timeframe when making allocations. The utilization of these funds and the interest on their usage are determined as needed, in compliance with relevant tax regulations. These funding arrangements do not constitute stock issuance or investment activities and involve wholly-owned entities within the Company’s corporate group.

●	Please provide a further description of the assets categorized as “Prepayments made for share repurchase program”. Tell us whether these amounts relate to a contract for a future purchase of securities or derive value from the Company’s shares.

“Prepayments made for share repurchase program” relate to the Company prepaying brokers for the repurchase of its own shares, and specifically represent the cash that the Company pre-pays to the brokers before they carry out the repurchases in accordance with the requirements set by the relevant securities. This cash is utilized to cover the principal, broker fees and transaction expenses required for the repurchase. Typically, brokers may require the Company to maintain a certain balance with them to ensure that there are sufficient funds available to complete the share repurchase. The Company’s balance can only be used for repurchasing the Company’s own stock and cannot be used for investments or the purchase of stocks or securities of other companies. These repurchases are not effected through forward contracts with the brokers – rather the brokers simply act as agent for the Company in effecting these repurchases – and the value of the prepayments held by the brokers is not related to the value of the Company’s shares.

47 Certain of these intra-group cash management receivables represent amounts due from Company subsidiaries to their sister entities, rather than to their respective parent entities. As these receivables relate to advances of cash among wholly-owned subsidiaries within the Company group in order to centrally manage the cash needs of the Company group’s operating business, and are not undertaken for investment purposes, they are not securities under Reves.

48 As discussed above in response to the first bullet of Comment 5, such receivables are not securities.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

6.	Please advise as to whether the Company is able to recalculate its responses as of September 30, 2023. If so, provide an updated Appendix A as of September 30, 2023.

Please see the updated Appendix A attached hereto, which includes information as of September 30, 2023.49

7.	Please provide us with a draft risk factor disclosing risks related to the Company potentially operating as an “investment company” under the Investment Company Act.

Please see draft risk factor disclosing risks related to the Company potentially operating as an “investment company” under the Investment Company Act:

If we were deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (b) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

49 The Company would like to advise the staff that it holds certain time deposits that have maturities of greater than 12 months. As such, the Company treats these as long-term deposits and classifies them as investment securities for purposes of the 40% Test.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

We believe that we are, and hold ourselves out as being, engaged primarily in the business of internet-of-things related product and service offerings, including Platform-as-a-Service and Software-as-a-Service, based on a purpose-built cloud development platform, as well as cloud-based value-added services, and not in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of direct equity interests in and/or loans to its direct or indirect qualifying majority-owned subsidiaries. We believe these subsidiaries are each qualifying majority-owned subsidiaries for purposes of the test described in clause (a) in the preceding paragraph, because such subsidiaries are primarily engaged in the business of providing internet-of-things products and services, and are not investment companies under the 40% test described in clause (b) in the preceding paragraph, because each such subsidiary does not hold securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The need to comply with Section 3(a)(1) under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1), and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management assets, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities, including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially taking other actions that may be viewed as adverse to the holders of our ADS or ordinary shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our ADS or ordinary shares and our ability to pay dividends in respect of our ADS or ordinary shares.

*    *    *    *

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Tuya Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Li He Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Appendix A

[***]

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

A-1